mPhase Technologies, Inc.
587 Connecticut Avenue
Norwalk, Ct. 06854

Mr. Russell Mancuso
Branch Chief
Division of Corporate Finance	September 21, 2010
Mail Stop 3030
Securities and Exchange Commission
Washington, D.C. 20549

Re:	mPhase Technologies, Inc.
Preliminary Proxy Statement on Schedule 14A
Filed August 17, 2010
File No. 000-30202

Dear Mr. Mancuso,

This is in response to your comment letter dated August 31, 2010, regarding the proxy filed by mPhase Technologies, Inc. (the “Company”) on August 17, 2010. Our responses to each of your comments are as follows:

1.	(a) We had thought it appropriate to make available our Forms 10-K for both fiscal years ended June 30, 2008 and June 30, 2009 in order to enable shareholders ready access to information they would otherwise have received in connection with the annual meetings the Company failed to hold. However, we agree that under the circumstances provision of the 2008 annual report would not at this time provide meaningful disclosure and will therefore include only the Form 10-K, as amended, for fiscal year ended June 30, 2009.

(b) Because this is a special and not an annual meeting and we have not yet filed our annual report for the fiscal year ended June 30, 2010, we have changed the referenced language on page 7 of our new Preliminary Proxy to read instead that “[s]uch materials provide shareholders with information about the Company that would otherwise have been provided if the 2009 Annual Meeting had taken place in the normal course.”

2.	We have inserted the following table in the “Reasons for and Effects of the Proposal” detailing the shares issued since the last audited balance sheet date of June 30, 2009.

mPHASE TECHNOLOGIES, INC.
CONSOLIDATED STATEMENT OF CHANGES IN
ELEMENTS OF EQUITY CAPITAL (Unaudited)
FROM JUNE 30, 2009 Through SEPTEMBER 1, 2010

	Common	Stock
				Additional Paid	Subtotal Equity
		$.01 Par	Treasury	in	Capital
	Shares	Value	Stock	Capital	Elements

Balance June 30, 2009	870,419,882	$8,704,197	$(7,973)	$172,861,427	$181,557,651

Conversions of Convertible Debentures plus accrued interest	232,723,736	2,327,238	-	1,088,012	3,415,250

Conversions of Accounts Payable	26,666,667	266,667	-	(66,667)	200,000

Issuance of common stock in private placements net of offering cost ($25,000)	30,666,667	306,667	-	(81,667)	225,000

Issuance of Common Stock for Services	1,575,000	15,750		18,563	34,313

Issuance of Common Stock for Reparations	1,700,000	17,000		18,530	35,530

Beneficial Conversion feature of Officers'

Notes Payable and conversion of accounts payable	-	-	-	669,276	669,276

Balance June 30, 2010 (Unaudited)	1,163,751,952	$11,637,519	($7,973)	$174,507,474	$186,137,020

Conversions of Convertible Debentures plus accrued interest	41,086,253	410,863		(27,013)	383,850

Issuance of Common Stock for Services	5,075,000	50,750		19,793	70,543

Balance September 1, 2010 (Unaudited)	1,209,913,205	$12,099,132	$(7,973)	$174,500,254	$186,591,413

3.	Our disclosure has been updated to September 1, 2010.

4.	We are unable at this time to quantify possible future awards to be made to executives nor describe the terms thereof inasmuch as no determination has been made to date that any such awards will be made or what their terms or quantities may be. The determination to make any awards will be subject to the discretion of the Company’s Board of Directors which will consider such factors as the performance of the executives, the Company and relevant market and economic conditions. Additional disclosure to this effect has been provided at the end of the first paragraph on page 12.

5.	We have revised the second sentence of the second paragraph on page 13 of our new Preliminary Proxy as follows: “Other than issuing new shares of common stock upon the exercise of options, warrants, convertible debentures and convertible notes, both currently outstanding as well as issuable in the future on such terms as may be determined from time to time based on, among other factors, market conditions and the needs of the Company, the Company has no immediate plans to issue additional common stock out of the additional authorized shares.

6.	(a) The terms of the officers’ notes have been expanded on page 21 of our new Preliminary Proxy.

(b) Immediately preceding the last sentence of the third paragraph on page 11, we have added the following: “Indebtedness for unpaid compensation and loans of officers is also convertible into common shares as described in footnote 4 on page 21 below provided such shares are available for issuance after satisfaction of all other convertible debt, option and warrant obligations of the Company. Based on the September 1, 2010 closing price, conversion of such officer indebtedness would require the issuance of an aggregate of 116,931,551 shares.”

(c) The terms of the amended officer loans are disclosed in footnotes 8 and 9 to the consolidated financial statements for the fiscal year ended June 30, 2009 provided in our form 10-K/A Amendment 6.

7.	Because the shares underlying the unfunded portion of the convertible debenture in Arrangement #1 are convertible at the option of the holder only if the price of the Company’s common stock is $.04 per share or greater, those shares have been deducted from the total potential shares issuable as set forth in the table on page 14 which represent shares issuable at prices substantially below the $.04 price. To further clarify this, we have added the following to the end of the third paragraph describing Arrangement #1 as follows: “The option to fund is not available to the holder at prices less than $.04 per share without the Company’s consent and the shares underlying the unfunded portion of this convertible debenture have accordingly been deducted from the number of total shares issuable set forth in the table above in which all conversion prices shown are less than $.04. Of the $1,810,000 debt outstanding, $10,000 is currently subject to conversion and as of September 1, 2010, based upon the price of the Company’s common stock of $.0141 per share, such conversion would result in the issuance of 846,525 shares of the Company’s common stock.”

8.	In light of the provision to shareholders of our latest annual report on form 10-K/A as amended by Amendment 6 for fiscal year ended June 30, 2009, which report remains our most current at least through September 30, 2009, as well as the addition of the table provided in response to item 2 above and updated disclosure elsewhere, the Company has not relied on incorporation by reference for any particular information.

9.	The shares issuable for officers’ loans (including prior unpaid compensation) are now included in the security ownership table appearing on page 20 of our new Preliminary Proxy.

10.	We have added the following as a second sentence in the first paragraph on page 11 of our new Preliminary Proxy: “Shareholders last approved an increase in the number of the Company’s authorized shares from 900,000,000 common shares to 2,000,000,000 common shares on August 27, 2008.”

11.	(a) In the first paragraph of our disclosure with regard to reparation shares on page 17 of our new Preliminary Proxy we have added a sentence at the conclusion of the first paragraph specifying the aggregate number of reparation shares issued to date. In the immediately following paragraph, we have also included specification of related persons to whom reparation shares were issued in years prior to the fiscal year ended June 30, 2008.

(b) We have addressed this point in 11(a) above.

(c) We have also addressed this point by way of the increased disclosure provided in response to 11(a) above.

(d) We have included a section specifying the date, shares and amount of the prior investments in the table on page 18 of our new Preliminary Proxy.

(e) We have expanded the footnote to the tables indicated with a double asterisk to specify that the amounts of the investments were received in cash on page 18 of our new Preliminary Proxy.

12.	Arrangement #3 with JMJ Financial appears on page 18 of our Form 10-K for fiscal year ended June 30, 2009 that was filed on October 7, 2009, as Footnote 13 on page 109. As part of Arrangement #3, the Company agreed to enter into Arrangement #4 within 60 days of the closing of Arrangement #3 and hence no separate disclosure appears for Arrangement #4 until the Company’s Form 10-Q for the period ended December 31, 2009, that was filed on February 16, 2010.

13.	By way of clarification, we have amended the footnote to read, “Proceeds received in cash and included in our statements of shareholders equity as proceeds of current year private placements.”

14.	The description of the terms of the loans discussed on page 18 of our new Preliminary Proxy has been expanded to include modifications made in connection with the issuance of reparation shares.

15.	By way of indirect ownership in Microphase Holding Company, LLC, which owns 88.4% of the common shares of Microphase Corporation, Messrs. Ergul and Durando and certain members of their families exercise shared majority voting power for Microphase Corporation. We have included this statement in a new footnote 5 to the security ownership table on page 21.

16.	Under the terms of its arrangements with the Company, unless otherwise agreed in writing by both parties, JMJ Financial may at no time exercise conversion options that would otherwise be available to it in respect of funded portions of the convertible debentures to the extent that such conversions would result in its ownership of shares greater than 4.99% of the Company’s common shares outstanding. Inasmuch as the Company has no current intention to amend this provision as set forth in section 2.1 of the Convertible Promissory Notes issued by the Company in connection with these arrangements, nor has JMJ Financial expressed any interest in doing so, we believe that it is not necessary to include JMJ Financial in the ownership table appearing on page 20 of our new Preliminary Proxy. The Company believes too that sales of the Company’s common shares by JMJ Financial comply fully with the requirements of Section 5 of the Securities Act of 1933, as amended, inasmuch as, under Rule 144, JMJ Financial is neither a statutory underwriter nor an affiliate. JMJ Financial exercises no element of control with respect to the Company, but merely provides periodic financing under the convertible notes the Company has issued to it and regularly sells all common stock received upon its periodic conversions of the convertible notes.

17.	Please be advised that as of February 25, 2008, PacketPort was acquired by Wyndstorm Corporation in a reverse merger transaction, the terms of which included the resignation of the officers and board of PacketPort, including the resignation of Mr. Dotoli as Director and Vice President. We accordingly no longer have officer positions to be disclosed there.

18.	Please note we have updated the table “Executive Compensation” on page 23 of our new Preliminary Proxy information to include fiscal year ended June 30, 2010 information.

In connection with the foregoing, the Company acknowledges that:

  the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

  staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

  the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

Martin S. Smiley
EVP, CFO and General Counsel
mPhase Technologies, Inc.